Bontan Corporation Inc.

Consolidated Financial Statements

For the Years Ended March 31, 2006, 2005 and 2004

(Canadian Dollars)

                                                      INDEX

Auditors’ Report	Page 2
Consolidated Balance Sheets	Page 3
Consolidated Statement of Operations	Page 4
Consolidated Statement of Cash Flows	Page 5
Consolidated Statement of Shareholders Equity	Page 6 – 7
Notes to Consolidated Financial Statements	Pages 8 - 28

Schwartz Levitsky Feldman llp

CHARTERED ACCOUNTANTS

TORONTO, MONTREAL, OTTAWA

AUDITORS’ REPORT

To the Shareholders of

Bontan Corporation Inc.

We have audited the consolidated balance sheet of Bontan Corporation Inc. as at March 31, 2006 and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The consolidated financial statements of Bontan Corporation Inc. as of March 31, 2005 and for the years ended March 31, 2005 and 2004, were audited by other auditors whose report dated July 27, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and the results of its operations and its cash flows for the year then ended, in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States (refer to note 16).

                                                                                                      “SCHWARTZ LEVITSKY FELDMAN LLP”

                                                                                                                                   Chartered Accountants

Toronto, Ontario, Canada

July 12, 2000

1167 Caledonia Road

Toronto, Ontario  M6A 2X1

Tel:  416-785-5353

Fax: 416-785-5663

Bontan Corporation Inc.

Consolidated Statements of Operations

(Canadian Dollars)

For the Years Ended March 31, 2006, 2005 and 2004

	Note	2006	2005
Assets
Current
Cash		$3,262,842	$860,330
Short term investments	3	1,777,921	76,387
Interest in oil properties	5(i)	-	2,161,986
Deferred stock based compensation	4	314,208	1,732,929
Prepaid and other receivables		95,801	26,958
Total current assets		5,450,772	4,858,590
Interest in gas properties	5 (ii)	-	216,568

		$5,450,772	$5,075,158
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$30,747	$63,549
Accrued liabilities		$130,770	$46,161
Advances from shareholders, non-interest bearing, unsecured		3,471	14,611
and repayable on demand
Total current liabilities		164,988	124,321
Shareholders' Equity
Capital stock	6	30,585,691	28,280,890
Warrants	8	2,540,608	-
Contributed surplus		4,069,549	3,795,078
Deficit		(31,910,064)	(27,125,131)
Total shareholders' equity		5,285,784	4,950,837
		$5,450,772	$5,075,158

Commitments and Contingent Liabilities (Note 12)
Related Party Transactions (Note 13)

Approved by the Board                                           Director                                         Director

                                             Kam Shah                                      Dean Bradley

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statements of Operations

(Canadian Dollars)

For the Years Ended March 31, 2006, 2005 and 2004

	Note	2006	2005	2004
Income
Gain on disposal of short term investments		$618,707	$417,255	$-
Gain on sale of interest in oil exploration project	5( i )	1,207,831	-	-
Interest		31,109	1,606	251

		1,857,647	418,861	251
Expenses
Write off of interest in gas exploration project	5	3,878,507	-	-
Stock based compensation	4	1,984,938	4,815,922	703,702
Travel, promotion and consulting		275,754	201,803	402,321
Exchange loss (gain)		194,758	17,898	(46,707)
Shareholders information	13	176,982	127,205	165,431
Professional fees		71,588	116,479	110,547
Communication		19,471	17,985	4,105
Office and general		22,219	12,993	4,886
Transfer agents fees		8,495	8,323	7,821
Bank charges and interest		4,029	3,922	3,713
Rent (recovery)		5,839	(26,771)	5,390
		6,642,580	5,295,759	1,361,209
Loss before discontinued operations		(4,784,933)	(4,876,898)	(1,360,958)
Discontinued operations	10	-	(179,678)	-
Net loss for year		(4,784,933)	(5,056,576)	(1,360,958)

Basic and diluted loss per share information
Loss from continuing operations		$(0.31)	$(0.42)	$(0.26)
Loss from discontinued operations		$-	(0.02)	-
Net Loss per share	9	$(0.31)	$(0.43)	$(0.26)

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Consolidated Statements of Cash Flows

(Canadian Dollars)

For the Years Ended March 31, 2006, 2005 and 2004

	Note	2006	2005	2004
Cash flows from operating activities
Net loss before discontinued operations		$ (4,784,933)	$ (4,876,898)	$ (1,360,958)
Write-off of interest in gas exploration project	5	3,878,507
Gain on sale of interest in oil exploration project		(1,207,831)
Gain on disposal of short term investments		(618,707)	(417,255)	-
Unrealized loss on investments		-	16,348	-
Provision for rent reversed		-	(34,287)	-
Stock based compensation	4	1,984,938	4,815,922	703,702
Loss from discontinued operations		-	(179,678)	-
Promotion costs settled by shares		12,542
Net change in working capital components
Prepaid and other receivable		(68,843)	27,732	(45,862)
Accounts payable and accrued liabilities		51,807	(206,667)	281,552
		(752,520)	(854,783)	(421,566)
Investing activities
Short term Investments		(1,701,534)	275,632	-
Net proceeds from sale of short term investments		618,707	417,255	-
Disposal of interest in oil exploration project		4,045,081	-	-
Investment in Interest in gas properties	5	(3,661,939)	(216,568)	-
Advances		-	-	(2,530,353)
		(699,685)	476,319	(2,530,353)
Financing activities
Net advances from shareholders		(11,140)	(500,961)	241,517
Common shares issued		3,865,857	1,239,214	3,191,095
		3,854,717	738,253	3,432,612
Increase in cash during year		2,402,512	359,789	480,693
Cash at beginning of year		860,330	500,541	19,848
Cash at end of year		$ 3,262,842	$ 860,330	$ 500,541
Supplemental disclosures
Non-cash operating activities
Consulting fees settled for common shares and options		$ 979,552	$ 4,815,922	$ 148,675
Consulting fees accruals to be settled for common shares				555,027
Consulting fees prepaid in shares		-	1,732,929	-
		$ 979,552	$ 6,548,851	$ 703,702
Non-cash investing activities
Advances converted into interest in oil properties and investment		$ -	$ 2,530,353	$ -
Interest in oil properties acquired by converting advances		-	(2,161,986)	-
Investments acquired by converting advances		-	(368,367)	-

The accompanying notes are an integral part of these financial statements.

Bontan Corporation Inc.

Consolidated Statement of Shareholders’ Equity

(Canadian Dollars)

For the Years Ended March 31, 2006, 2005 and 2004

	Number of Shares	Share Capital	Warrants	Contributed surplus	Accumulated Deficit	Shareholders' Equity(Deficit)
Balance March 31, 2003	1,036,103	20,393,106		-	(20,707,597)	(314,491)
Buy-back of fractional shares	(465)	(939)		-	-	(939)
Issued under a private placement	6,705,015	3,153,591		-	-	3,153,591
Subscribed under a private placement	831,429	393,113		-	-	393,113
Finder's fee paid on private placement	-	(354,670)		-	-	(354,670)
Issued under 2001 Consultant Stock Compensation Plan	225,000	148,675		-	-	148,675
Issued subsequent to the year end to consultants under 2001 Stock Compensation Plan in settlement of services rendered during the year	806,190	555,027		-	-	555,027
Net loss	-	-		-	(1,360,958)	(1,360,958)
Balance March 31, 2004	9,603,272	24,287,903		-	(22,068,555)	2,219,348
Issued under private placement	1,343,124	649,679		-	-	649,679
Finder's fee paid on private placement	-	(35,237)		-	-	(35,237)
Options granted under 1999 and 2001 stock option plans	-	-		5,265,240	-	5,265,240
1999 Stock options exercised	1,100,000	624,773		-	-	624,773
Value transferred from contributed surplus to the extent exercised	-	1,470,162		(1,470,162)	-	-
Issued under 2001 Consultant stock compensation plan	174,524	119,695		-	-	119,695
Issued under 2003 Consultant stock compensation plan	754,619	1,163,915		-	-	1,163,915
Net loss	-	-		-	(5,056,576)	(5,056,576)
Balance March 31, 2005	12,975,539	$28,280,890		$3,795,078	$(27,125,131)	$4,950,837

Bontan Corporation Inc.

Consolidated Statement of Shareholders’ Equity - Continued…2

(Canadian Dollars)

For the Years Ended March 31, 2006, 2005 and 2004

	Number of Shares	Share Capital	Warrants	Contributed surplus	Accumulated Deficit	Shareholders' Equity(Deficit)
Balance March 31, 2005	12,975,539	$28,280,890	$-	$3,795,078	$(27,125,131)	$4,950,837
Options exercised	500,000	284,367				284,367
Value of options excercised transferred		381,308		(381,308)		0
Issued under 2003 Consultant stock compensation plans	196,212	238,390				238,390
Issued under 2005 Consultant stock compensation plans	1,000,000	327,827				327,827
Restricted shares issued in settlement of fees	23,500	32,027				32,027
Warrants exercised	2,162,452	2,256,738				2,256,738
Issued under private placement	3,900,000	1,139,146				1,139,146
Existing warrants revalued		(254,120)	254,120			0
Warrants issued under private placement		(2,286,488)	2,286,488			0
Subscribed and paid for under private placement but Issued subsequent to the balance sheet date	2,000,000	583,550				583,550
Finder fee		(397,944)				(397,944)
Options granted				655,779		655,779
Net loss					(4,784,933)	(4,784,933)
Balance March 31, 2006	22,757,703	$30,585,691	$2,540,608	$4,069,549	$(31,910,064)	$5,285,784

The accompanying notes are an integral part of these financial statements

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

1.

NATURE OF OPERATIONS

Bontan Corporation Inc. (“the Company”) is a diversified natural resource company that invests in major oil and gas exploration and exploitation projects in countries around the globe through its subsidiary by acquiring joint venture, indirect participation interest and working interest in those projects.

The company focuses on projects where the other project partners have proven experience in oil and gas exploration, development and distribution.

2.

SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which do not materially differ from accounting principles generally accepted in the United States (U.S. GAAP) except as described in Note 16 “Differences from United States Generally Accepted Accounting Principles”.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries as detailed below. All inter-company balances and transactions have been eliminated on consolidation.

Subsidiary	Date of incorporation / acquisition	Comments on current status

Foodquest Inc.		Inactive since 1998
1388755 Ontario Inc.		Inactive since April 2003
Bontan Diamond Corporation	20-Feb-04	Business discontinued in December 2004. No further activities.
Bontan Oil & Gas Corporation	20-Feb-04	Interests in oil and gas exploration projects.
Bontan Gold Corporation	20-Feb-04	Not yet active
Bontan Mineral Corporation	20-Feb-04	Not yet active
Bontan Trading Corporation	20-Feb-04	Not yet active

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mineral Properties (discontinued operation)

The cost of each mineral property or interest therein, together with exploration costs are capitalized until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Costs of abandoned properties are written off to operations.

The costs capitalized do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the discovery of economically recoverable reserves, successful commercial development of the related properties, availability of financing and future profitable production or proceeds from the disposition of the properties.

Although the Company has taken steps to verify the title to resource properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements, transfers or aboriginal land claims and title may be affected by undetected defects.

The company discontinued its mineral exploration activities effective December 30, 2004.

Oil and Gas Properties Interest

Interests held in oil and gas properties are recorded on the basis of successful efforts method of accounting for oil and gas exploration and development activities under which direct acquisition costs of development properties, geological and geophysical costs associated with these properties and costs of development and exploratory wells that result in additions to proven reserves are capitalized. When the carrying value of a property exceeds its net recoverable amount that may be estimated by quantifiable evidence of an economic geological resource or reserve, joint venture expenditure commitments or the Company’s assessment of its ability to sell the property for an amount exceeding the deferred costs, provision is made for the impairment in value.

Revenue Recognition

Revenues associated with the sales of natural gas, crude oil and natural gas liquids (“NGLs”) together with costs including production and mineral taxes, royalty to landowner and transportation and selling costs are recognized on receipt of a statement of account from the operators of the projects where then Company holds equity interest and collection is reasonably assured.

Short-term Investments

Short-term investments are investments that are either highly liquid or are to be disposed of within a one year period and are recorded at lower of cost and market value.

Foreign Currency Translation

The functional currency of the Company is the Canadian dollar.  Monetary assets and liabilities are translated at exchange rates in effect at the balance sheet date.  Non-monetary assets are translated at exchange rates in effect when they were acquired.  Revenue and expenses are translated at the approximate average rate of exchange for the year, except that amortization is translated at the rates used to translate related assets. The resulting gains or losses on translation are included in the consolidated statement of operations.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

2.

SIGNIFICANT ACCOUNTING POLICIES (Continued)

Future Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes.  Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.  Future income tax assets are recognized in the financial statements if realization is considered more likely than not. A valuation allowance against future tax assets is provided to the extent that the realization of these future tax assets is not more likely than not.

Stock-Based Compensation Plan

The Company follows a fair value based method of accounting for all Stock-based Compensation and Other Stock-based Payments to employees and non-employees.  The fair value of all share purchase options is expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of grant.

The market value of the Company’s share on the date of issuance of shares under any stock compensation plan is considered as fair value of the shares issued.

Loss Per Share

Basic loss per share is calculated by dividing net loss before discontinued operations (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period.  Diluted loss per share reflects the dilution that would occur if outstanding stock options and share purchase warrants were exercised or converted into common shares using the treasury stock method and are calculated by dividing net loss applicable to common shares by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued.

The inclusion of the Company’s stock options and share purchase warrants in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation.  Consequently, there is no difference between basic loss per share and diluted loss per share.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

3.

SHORT TERM INVESTMENTS

Short-term investments comprise marketable securities.  The quoted market value of the securities on hand as at March 31, 2006 was $ 2,524,849 resulting in an unrealised gain of $746,928, which has not been accounted for according to the stated accounting policy.

Included in the short-term investments are 375,000 shares of Canadian public corporations subscribed under private placements at a total cost of $325,250 (market value at March 31, 2006:  $639,250).  These shares cannot be traded until April 15, 2006 according to the restrictive conditions of the private placement.

Also included in the short-term investments is 50,000 preference shares held in a private corporation for a cost of US$50,000. The market value of these shares as at March 31, 2006 was not available.

4.

DEFERRED STOCK BASED COMPENSATION

Deferred stock option compensation relates to the fair value of shares and options issued under the Company’s Option Plans to consultants for services that will be performed during the period subsequent to the balance sheet date. Changes during the year were as follows:

	Balance at April 1, 2005	Deferred during the year	Expensed during the year	Balance at March 31, 2006
Options	$1,145,152	$655,779	$(1,800,931)	$-
Stocks	587,777	566,217	(839,786)	314,208
	$1,732,929	$1,221,996	$(2,640,717)	$314,208
Analysis of options and stock expenses during the year:
Stock based compensation			$(1,984,938)
Adjusted against gains on sale of interest in oil project			$(655,779)
			$(2,640,717)

	Balance at April 1, 2004	Deferred during the year	Expensed during the year	Balance at March 31, 2005
Options	$-	$5,265,240	$(4,120,088)	$1,145,152
Stocks	-	1,283,611	(695,834)	587,777
	$-	$6,548,851	$(4,815,922)	$1,732,929

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

5.

OIL AND GAS PROPERTIES INTERESTS

	April 1, 2005	Exploration costs	Disposal	Write off	March 31, 2006

Interest in oil properties (i)	$2,161,986	$-	$(2,161,986)	$-	$-
Interest in gas properties (ii)	216,568	3,661,939	-	(3,878,507)	-

	$2,378,554	$3,661,939	$(2,161,986)	$(3,878,507)	$-

	April 1, 2004	Exploration costs	Amortization	Write-down	March 31, 2005

Interest in oil properties (i)	$-	$2,161,986	$-	$-	$2,161,986
Interest in gas properties (ii)	-	216,568	-	-	216,568

	$-	$2,378,554	$-	$-	$2,378,554

i. Interest in oil properties:

On July 5, 2005, the Company sold its 0.75% Indirect Participation Interest in an oil exploration project in Papua New Guinea (IPI Interest) for a sum of US$3.2 million to an independent institutional investor under an IPI purchase agreement dated July 5, 2005.  The Company received the funds on July 7, 2005.  Under the agreement, the Company will no longer be responsible for any future cash calls and other obligations of the Project.

The Company paid cash fee of US$32,000 plus 16,000 restricted common shares of the Company valued at US$16,000 to an independent US brokerage firm, which introduced the buyer.

        In addition, the Company also granted, on December 5, 2005, 1.1 million options to acquire equal number of common shares of the Company to Mr. Terence Robinson exercisable at US$0.50 per option, for successfully bringing in and negotiating the deal.  The value of the option granted of $655,779 (see note 7c) based on Black-Scholes option price model was charged against the proceeds of the sale of IPI interest.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

5.

OIL AND GAS PROPERTIES INTERESTS - Continued….

ii. Interest in gas properties

On October 15, 2004, the Company entered into an exploration agreement with a private investors group in the United States under which it acquired 49% gross working interest in a gas exploration project in the State of Louisiana, USA (the project).

By September 20, 2005, the Company paid approximately US$3.5 million towards seismic survey, land leases and exploration costs of the first exploration test well under the project.

The drilling began on August 21, 2005 and the targeted depth of 15,378’ was reached on October 19, 2005.

On October 21, 2005, the Company was informed by the project operators that based on electric log analysis and wireline formation tests results, the well could not be completed as a well capable of commercial production and therefore the well should be plugged and abandoned and all leases be allowed to expire.

Consequently, the management decided to write off the carrying value of the interest in the gas project.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

6.

CAPITAL STOCK

(a)

Authorized

Unlimited number of common shares

(b)

Issued

(i)

On February 24, 2006, the Company reached an agreement with certain accredited investors for a private placement of 10.4 million Units at US$0.25 per Unit for gross proceeds of US$2.6 million. Each Unit includes one common share and one common share purchase warrant. Each warrant entitles its holder to acquire one common share of the company at a price of US$0.35 within twenty-four months of the date of issuance of the Unit.  The shares issued under this private placement would be restricted in terms of their transferability and salability in accordance with the relevant regulatory requirements. Private placement was closed on April 16, 2006. The number of Units subscribed under the private placement as at March 31, 2006 was 5.9 million. Common shares relating to 3.9 million Units were issued prior to March 31, 2006 while common shares for the balance of the 2 million Units subscribed were issued subsequent to the balance sheet date.

Refer to Note 8 regarding the details of the warrants issued and their valuation

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

6.

CAPITAL STOCK (b) (Continued)

(ii)

Expenses relating to private placement relate to finder fee payable to Current Capital Corp., a related corporation, at the rate of 10% of the proceeds. The amount of $397,944 comprised fee of $172,270 relating to 2006 Private placement and fee of $225,674 relating to warrants exercised under 2003 private placement.

   (iii) Shares issued in settlement of fees comprised the following:

a.

16,000 Common shares issued to a brokerage firm for introducing the buyer for the IPI interest in oil property (refer note 5(i)). The shares were valued CDN$19,485, which represented the market price on the date of issue of the shares.

b.

7,500 Common shares issued to an independent research firm as part of their fee for compiling a research report on the Company. The shares were valued CDN$12,542, which represented the market price on the date of issue of the shares.

All the above shares are restricted as to their transferability and saleability.

(iv) On May 26, 2004, the Company closed a private placement agreement with certain accredited investors for 8,879,571 Units at US$0.35 per Unit.  Each Unit included one common share and one common share purchase warrant.  Each warrant entitled its holder to acquire one common share of the company at a price of US$1.00 within twenty-four months of the date of issuance of the Unit.

    On May 25, 2005, the Company’s registration statement in Form F-3 under the Securities Act of 1933 became effective.  The registration statement covered 3,654,699 restricted shares and 5,841,726 common shares issuable upon exercise of outstanding warrants, which were issued under the private placement.  The registration enables the warrant holders to have the restrictive legends removed from the shares issuable upon exercise of their warrants.

  At the time of the registration of the shares issuable upon exercise of warrants, as explained above, the Company made to its warrant holders an offer to reduce warrant exercise price to US$0.60 from US$1 for a limited period of four days.  Five warrant holders took advantage of the offer and exercised 739,524 warrants for a total sum of US$ 443,714.  The balance of the warrants was exercised at the original exercise price of US$1 per warrant.

862,857 warrants issued to Snapper Inc. and 859,103 warrants issued to John Robinson, both related parties, were originally expiring between March 2006 and May 2006. The Board of directors extended the expiry date of these warrants to March 31, 2007 on March 3, 2006.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

6.

CAPITAL STOCK (b) (Continued)

(v) 196,212 shares were issued to three consultants under 2003 Consultant Stock Compensation Plan including 107,048 to John Robinson and 77,497 to Jeffrey Robinson; both are brothers of Mr. Terence Robinson, the key consultant. Mr. John Robinson is also a sole shareholder of Current Capital Corp., which provides investor and media relation services to the Company. The shares were issued for various services provided under consulting contracts and valued at the fair market value of shares on the dates of issue.

(vi) On December 5, 2005, the Company registered 2005 Consultant Stock Compensation Plan with Securities and Exchange Commission of the United States of America. The Company registered one million common shares under this Plan to be offered to consultants, directors and employees in lieu of fees for services rendered or to be rendered.

  On January 26, 2006, the Company issued 820,952 common shares to five consultants, four of whom were related parties. These shares were valued at $245,465 based on the market price of the Company’s common shares on the date of issuance. 288,000 common shares were issued to Mr. Kam Shah, chief executive and financial officer for services to be rendered for the calendar year ending December 31, 2006, 480,000 shares were issued to Mr. Terence Robinson, a key consultant and a former chief executive officer, for his services for the calendar year ending December 31, 2006 and the 20,000 each to the two directors for services in audit committee for the calendar year ending December 31, 2006.

   On February 10, 2006, the Company issued the balance of 179,048 common shares under the Plan to Mr. John Robinson, a related party for his services covered under a consulting contract for the year ending June 30, 2007. These shares were valued at $82,362 representing the fair market value on the date of their issuance.

7.

STOCK OPTION PLANS

(a)

The Company has four option plans as follows:

(i)

On April 30, 2003, the Company registered 3 million stock options under “1999 stock option plan” exercisable at option prices ranging from US$0.35 to US$1 with Securities and Exchange Commission of the United States of America (SEC) as required under the Securities Act of 1933.

(ii)

On July 22, 2004, the Company registered 2.5 million stock options under “2003 stock option plan” exercisable at option prices ranging from US$0.50 and US$ 1.75 with SEC as required under the Securities Act of 1933.

(iii)

On December 5, 2005, the Company registered 1.1 million stock options in favor of Mr. Terence Robinson under “The Robinson option plan” exercisable at option price of  US$0.50 with SEC for services rendered in connection with the sale of the Company’s indirect participation interest in the Papua New Guinea oil exploration project (Note 5(i)). The option is valid for five years to December 5, 2010.

(iv)

On December 5, 2005 the Company registered 1 million stock options under “2005 stock option plan” exercisable at option price(s) and within the time period(s) to be decided at the discretion of the board of directors of the Company at the time of grant.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

7.

STOCK OPTION PLANS - continued……..

(b)

At March 31, 2006, approximately 5.8 million common shares were reserved for issuance under the Company’s stock option plans (at March 31, 2005 : 4.4 million) as follows:

	2006		2005
	Number of options	Weighted average exercise price in US$	Number of options	Weighted average exercise price in US$
Outstanding at beginning of year	4,400,000	0.48	-	-
Reserved	1,000,000		-
Granted	1,100,000	0.50	5,500,000	0.48
Exercised	(500,000)	0.47	(1,100,000)	0.47
Expired	(205,000)	1.15	-	-
Outstanding at end of year	5,795,000	0.48	4,400,000	0.48

Options exercisable at year end	4,795,000		3,592,500
Weighted average fair value of options granted during the year	$0.50		$0.50

	2006		2005
	Options outstanding & excercisable		Options outstanding & excercisable
exercise price in US$	Number	weighted average remaining contractual life (years)	Number	weighted average remaining contractual life (years)
0.35	1,630,000	3.20	932,500	4.31
0.50	3,025,000	3.95	2,325,000	4.37
0.75	125,000	3.20	140,000	3.96
1.00	15,000	3.20	125,000	0.92
1.50	-	-	50,000	0.84
1.75	-	-	20,000	0.17
0.46	4,795,000	3.67	3,592,500	3.67

All options were granted to consultants and have been fully vested as at March 31, 2006. The options can be exercised at any time after vesting within the exercise period in accordance with the applicable option agreement. The exercise price was more than the market price on the date of the grants for 3,065,000 options and less than the market price for the balance of 1,730,000 options. Upon expiry or termination of the contracts, vested options must be exercised within 30 days for consultants and 90 days for directors.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

7.

STOCK OPTION PLANS - continued……..

(c )

The fair value of the option granted to Mr. Terence Robinson under the Robinson option Plan has been estimated at the date of grant in the amount of $655,779 using a Black-Scholes option price model with the following weighted average assumptions:

                                          Risk free interest rate                         3.71%

                                          Expected dividends                            nil

                                          Expected volatility                               58.09%

                                          Expected life                                      5 years

Option pricing models require input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

The amount of $655,779 has been recorded in the consolidated statement of operations as a reduction from gain on sale of interest in oil property with corresponding amount included in contributed surplus in the shareholders equity on the consolidated balance sheet.

8

WARRANTS

		2006		2005
		# of warrants	Fair Value	# of warrants	Fair Value

Issued and outstanding at beginning of year		8,879,571		7,536,447	-
Issued during year	i	3,900,000	$2,286,488	1,343,124	-
Issued previously being revalued	ii		$ 254,120	-	-
Exercised during year	Note 6(b)(iv)	(2,162,452)		-	-
Expired during year	Note 6(b)(iv)	(4,949,709)		-	-
Issued and outstanding at end of year		5,667,410		8,879,571	-

i.

The company issued 3.9 million warrants under a 2006 private placement as explained in Note 6(b) (i). These warrants are convertible into equal number of common shares at an exercise price of US$0.35 per warrant and expiry within two years of their issue. As at March 31, 2006, none of the warrants were exercised or expired.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate                                                      5%

Expected dividend                                                           nil

Expected volatility                                                           130%

Expected life                                                                   730 days

Market price                                                                    US$0.67

The amount of $2,286,488 has been accounted for as a reduction of the value of the shares issued.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

8

WARRANTS – Continued…….

ii.

1,721,960 warrants issued under 2003 private placement were originally expiring between March 2006 and May 2006. The board extended the expiry date on March 3, 2006 to March 31, 2007.  The Company decided to value these warrants on March 3, 2006 as a result of the change in their terms.

The fair value of these warrants has been estimated using a Black-Scholes option price model with the following assumptions:

Risk free interest rate                                                       5%

Expected dividend                                                            nil

Expected volatility                                                            130%

Expected life                                                                   392 days

Market price                                                                    US$0.43

Exercise price                                                                 US$ 1.00

The amount of $254,120 has been accounted for as a reduction of the value of the shares issued.

Option price models used for calculating fair value of warrants require input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the models do not necessarily provide a reliable measure of the fair value of the Company’s warrants.

9.   LOSS PER SHARE

Loss per share is calculated on the weighted average number of common shares outstanding during the year which were 15,655,023 shares for the year ended March 31, 2006 (2005 – 11,700,303; 2004 – 5,221,071).

The Company had approximately 5.7 million warrants and 4.8 million options, which were not exercised as at March 31, 2006. Inclusion of these warrants and options in the computation of diluted loss per share would have an anti-dilutive effect on loss per share and are therefore excluded from the computation. Consequently, there is no difference between loss per share and diluted loss per share.

10. DISCONTINUED OPERATIONS

On December 30, 2004, the Company decided to close its operations in Brazil and discontinue further participation in any diamond mining activities. It had only one existing joint venture which was dissolved due to the failure of the local partner to obtain the environmental permit for exploratory drilling, which was a pre-condition to the Company’s commitment to invest more money into the program. The Company also had option to acquire mining rights in another program. The option expired on December 31, 2004 and was not renewed

Year ended March 31,	2006	2005	2004

Operating costs	-	$124,279	-
Assets and deferred costs written off	-	$55,399	-

	-	$179,678	-

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

11.

INCOME TAXES

The effective tax rate of nil (2005 – nil) for income taxes varies from the statutory income tax rate of approximately 36% (2005 – 36%) due to the fact that no tax recoveries have been recorded for losses incurred, as management has not determined whether it is more likely than not that the losses will be utilized before they expire.

The temporary differences that give rise to future income tax assets and future income tax liabilities are presented below:

	2006	2005
Amounts related to tax loss and credit carry forwards	$1,074,240	$1,424,000
Net future tax assets	1,074,240	1,424,000
Less: valuation allowance	(1,074,240)	(1,424,000)
	$-	$-

The Company has carry forward tax losses of approximately $6 million, which may be applied against future taxable income and expire as detailed below. The benefit arising from these losses has not been included in the financial statements.

2007	$687,000
2008	$200,000
2009	$1,007,000
2010	$232,000
2011	$1,342,000
2015	$1,501,000
2016	$1,074,000

$6,043,000

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

12.

COMMITMENTS AND CONTINGENT LIABILITIES

(a)

The Company entered into media relations and investor relations contracts with Current Capital Corp., a shareholder corporation, effective July 1, 2004 initially for a period of one year and renewed automatically unless cancelled in writing by a 30-day notice for a total monthly fee of US$10,000.

(b)

The Company entered into a new consulting contract with Mr. Kam Shah, the Chief Executive Officer and Chief Financial Officer on April 1, 2005 for a five-year term up to March 31, 2010. The fee for each of the years is to be decided at the board meeting after the end of the third quarter of the calendar year. Fee for the calendar year ending December 31, 2006 was settled by issuance of 288,000 common shares under 2005 Consultant stock compensation plan as detailed in Note 6(vi). Further, the contract provides for a lump sum compensation of US$250,000 for early termination of the contract without cause. The contract also provides for entitlement to stock compensation and stock options under appropriate plans as may be decided by the board of directors from time to time.

(c)

The Company entered into a consulting contract with Mr. Terence Robinson, the Chief Executive Officer on April 1, 2003 for a six-year term up to March 31, 2009. The contract provides for a monthly fee of $10,000 inclusive of taxes plus reimbursement of expenses and a lump sum compensation of $250,000 for early termination of the contract without cause. Mr. Robinson resigned as chief executive officer effective May 17, 2004, but continued as consultant under the same terms and conditions.

(d)

On August 1, 2005, The Company entered into a consulting contract with Mr. Jeffrey Robinson, brother of Mr. Terence Robinson, the former chief executive officer and currently a consultant with the Company. The contract is for one year expiring on July 30, 2006 and is for a sum of $ 86,400 payable in 120,000 common shares under the 2003 Consultants Compensation Plan. 10,000 shares were issued on the date of signing and the balance to be issued at the rate of 2,500 per week. Under the contract, Mr. Robinson will provide public relation services and is responsible for the web site contents and data base maintenance. The Contract is not subject to automatic renewal.

 (e) On August 15, 2005, the company renewed consulting contract with Mr. John Robinson, brother of Mr. Terence Robinson, the former chief executive officer and currently a consultant with the Company and sole owner and president of Current Capital Corp., a firm with which the Company has media relation contract. (See 6(ii)). The contract was retroactive to July 1, 2005 for one year term, not subject to automatic renewal. The consulting fee was agreed to be 120,000 common shares under 2003 Consultants Compensation Plan. 107,048 shares were issued on the renewal date and balance to be issued upon registration of a new Compensation Plan. Mr. Robinson will provide services that include monitoring the oil and gas projects that the Company may participate from time to time. On January 18, 2006, the Board extended Mr. Robinson’s contract for another year to June 30, 2007 and issued 179,048 common shares under 2005 Consultant stock compensation plan.

(f) The Company has committed to issue to Current Capital Corp., a related party, 1,040,000 warrants as part of the finder’s fee in connection with a private placement, which commenced on February 24, 2006 and closed on April 16, 2006. The warrants were issued on the closing date.  Each warrant can be exercised to acquire one common share of the company at an exercise price of US$0.35 within 24 months of the date of its issuance.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

13.

RELATED PARTY TRANSACTIONS

Transactions with related parties are incurred in the normal course of business and are measured at the exchange amount. Related party transactions and balances have been listed below, unless they have been disclosed elsewhere in the financial statements.

(i)

Included in shareholders information expense is $143,391 (2005 – $117,053; 2004 – $160,627) to Current Capital Corp, (CCC) for media relation’s services. CCC is a shareholder corporation and a director of the Company provides accounting services as a consultant.

(ii)

CCC charged approximately $8,200 for rent, telephone, consultants’ fees and other office expenses (2005: $24,000 and 2004: $62,000).

(iii)

Finders fee of $397,944 (2005: $35,238, 2004: $352,000) was charged by CCC in connection with the private placement.

(iv)

Business expenses of $15,805 (2005 - $15,205; 2004 - $56,485) were reimbursed to directors of the corporation and $143,987(2005: $93,244) to a former chief executive officer & director who provides consulting services to the Company.

(v)

Shares issued to directors under Consultant’s stock compensation plan – 2006: 328,000 valued at $98,072 (2005: nil, 2004: 100,000 valued at $65,525). Shares issued to a former chief executive officer & director under the Consultant stock compensation plan – 2006: 480,000 valued at $ 143,500 (2005: 290,500 valued at $ 566,426  and 2004: nil).

(vi)

Options issued to directors under Stock option plans – 2006: nil (2005 485,000 valued at $541,910 and 2004: nil). Options issued to a former director under Stock option plans 1,100,000 valued at 655,779 (2005: 2,090,000 valued at $1,002,738 (2004 and 2003: nil)

(vii)

Consulting fees include amounts to Snapper Inc., a shareholder corporation of $nil (2005 - $12,786; 2004 - $267,894).

(viii)

Payable and accrual includes $7,145 (2005 & 2004: $nil) due to CCC, $1,758 (2005 & 2004: $nil) due to a director and $3,562 (2005 & 2004: $ nil) due to a former chief executive officer & director.

(ix)

Prepaid and other receivable includes an advance of $25,000 to CEO granted on December 6, 2005. The advance is repayable within six months and carries interest at 5.5% per annum.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

14

SEGMENTED INFORMATION

As at March 31, 2006, the Company had only one major business segment-

Energy sector: This segment includes the Company’s acquisition of interests in joint ventures and projects relating to exploration and commercial drilling of oil and gas and related products.

The Company discontinued its mineral activities effective December 30, 2004.

The accounting policies of the segments are same as those described in Note 2. The Company evaluates each segment’s performance based on its contribution to consolidated net earnings. There are no inter-segmental charges or transactions. The following table presents summarised financial information for the fiscal years ended March 31, 2006 and 2005

Geographic Information

The Company operates from one location in Canada. Its assets are located as follows:

	2006	2005

Canada	$5,432,531	$2,696,604
Papua New Guinea	$-	$2,161,986
USA	$18,241	$216,568

	$5,450,772	$5,075,158

15.

FINANCIAL INSTRUMENTS

The fair value for all financial assets and liabilities are considered to approximate their carrying values due to their short-term nature.

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP").  Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods used in the United States ("US GAAP") and in SEC Regulation S-X are described and quantified below.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – continued……….

	2006			2005
	Balance under Canadian GAAP	Adjustment	Balance under US GAAP	Balance under Canadian GAAP	Adjustment	Balance under US GAAP
Balance Sheets

Current assets	$5,450,772	746,928	$6,197,700	$4,858,590		$4,858,590
Long term assets	-	-	-	216,568	(216,568)	-
Total assets	$5,450,772	$746,928	$6,197,700	$5,075,158	$(216,568)	$4,858,590

Current Liabilities	164,988		164,988	124,321		124,321
Capital stock	30,585,691		30,585,691	28,280,890		28,280,890
Warrants	2,540,608		2,540,608	-		-
Accumulated other comprehensive income	-	564,631	564,631	-	12,461	12,461
Contributed surplus	4,069,549		4,069,549	3,795,078		3,795,078
Deficit	(31,910,064)	182,297	(31,727,767)	(27,125,131)	(229,029)	(27,354,160)
Liabilities and shareholders' equity	$5,450,772	$746,928	$6,197,700	$5,075,158	$(216,568)	$4,858,590
				10,150,316

The impact of significant US GAAP variations on the Consolidated Statement of Operations is as follows:

Year ended March 31	2006	2005	2004

Net Loss for year, Canadian GAAP	(4,784,933)	(5,056,576)	(1,360,958)
Exploration interests expensed (ii)	-	(216,568)
Reclassification of unrealized losses on short term investments ( i)		16,348
Reclassification of exchange loss(gain) on yea end translation of foreign currency items and balances	194,758	17,898	(46,707)
Loss for year US GAAP	(4,590,175)	(5,238,898)	(1,407,665)
Reclassification of exchange gain(loss) on period end translation of foreign currency items and balances	(194,758)	(17,898)	46,707
Reclassification of unrealised losses on short term investments( i)	-	(16,348)	-
Unrealised gain on short term investments ( i)	746,928	-	-
Comprehensive loss for year, US GAAP	(4,038,005)	(5,273,144)	(1,360,958)

Basic and diluted loss per share, US GAAP	(0.29)	(0.45)	(0.26)

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The impact of the above differences between Canadian GAAP and US GAAP on the consolidated statements of cash flows would be as follows:

Year ended March 31	2006	2005	2004
Cashflows used in continuing operating activities, Canadian GAAP	(752,520)	(854,783)	(421,566)
Adjustment to oil & gas properties interests	-	(216,568)	-

Cashflows used in operating activities, US GAAP	(752,520)	(1,071,351)	(421,566)

Cashflows provided by (used) in investing activities, Canadian GAAP	(699,685)	476,319	(2,530,353)
Adjustment to oil & gas properties interests	-	216,568	-
Cashflow provided by (used) in investing activities	(699,685)	692,887	(2,530,353)

Cashflow provided by financing activities, Canadian and US GAAP	3,854,717	738,253	3,432,612

Increase(decrease) in cash during period, Canadian and US GAAP	2,402,512	359,789	480,693
Cash at beginning of year	860,330	500,541	19,848
Cash at end of year	3,262,842	860,330	500,541

(i)

Short-term Marketable securities

In accordance with Canadian GAAP, short-term marketable securities are carried at the lower of aggregate cost and current market values, with unrealized losses being included in the determination of net income (loss) for the year. Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, requires that equity securities that have readily determinable fair values be classified as either available-for-sale or trading securities, and that they be reported at fair market values. For available-for-sale securities, unrealized gains or losses are to be reported as other comprehensive income, a separate component of shareholders’ equity, until realized.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

      (ii)   Oil and gas properties interests

Under Canadian GAAP, mineral properties, including exploration, development and acquisition costs, are carried at cost until the properties to which they relate are placed into production, sold or where management has determined there to be a permanent impairment in value.

Under U.S. GAAP, mineral property expenditures are expensed as incurred. Once a final feasibility study has been completed however, additional costs incurred to bring the mine into production are capitalized as development costs.

Fiscal 2005

As the Company’s interests in gas project is currently at exploratory stages as explained in Note 5, it has been decided to expense the cost of acquiring the interests and its contribution to exploration costs under the US GAAP. No adjustment is considered necessary as regards the Company’s interest in oil properties since the interest was subsequently sold at a profit and was therefore not considered held for exploration as at March 31, 2005.

Recently issued accounting standards

The following standards were issued by the Financial accounting Standards Board during 2006 and 2005:

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123R, Share-Based Payment, SFAS No. 123R requires measurement and recording to the financial statements of the costs of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award, recognized over the period during which an employee is required to provide services in exchange for such award. Additionally, SFAS No. 123R requires the benefits of tax deductions different from recognized compensation expense to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. SFAS 123R will become effective for all registrants as of the first fiscal year beginning after June 15, 2005. Therefore, the required effective date is April 1, 2006. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, which provides guidance on the interaction between SFAS No. 123R and certain SEC rules and regulations, as well as on the valuation of share-based payments. SAB No. 107 provides interpretive guidance related to valuation methods (including assumptions such as expected volatility and expected term), first time adoption of SFAS No. 123R in an interim period, the classification of compensation expense and disclosures subsequent to adoption of SFAS No. 123R. The Company believes this Statement will have no impact on the financial statements of the Company once adopted.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Recent Pronouncements - Continued

In March 2005, the FASB issued Interpretation 47 (“FIN 47”), Accounting for Conditional Asset Retirement Obligations - an interpretation of FASB No. 143. FIN 47 clarifies that the term “conditional asset retirement obligation” as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. FIN 47 requires a liability to be recognized for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for fiscal years ending after December 15, 2005. The adoption of FIN 47 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS Statement No. 154, Accounting Changes and Error Corrections (“SFAS 154”). SFAS 154 is a replacement of Accounting Principles Board Opinion No. 20 (“APB 20”) and FASB Statement No. 3. SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The adoption of SFAS 154 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2005, the FASB issued Staff Position Paper (“FSP”) 115-1, The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments, superseding EITF 03-1. FSP 115-1 will replace the accounting guidance on the determination of whether an investment is other-than-temporarily impaired as set forth in EITF 03-1 with references to existing other-than-temporary impairment guidance. FSP 115-1 is effective for reporting periods beginning after December 15, 2005. Adoption of FSP 115-1 did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2006, FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an Amendment of FASB Statements No. 133 and 140”. Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.

The Company has not yet determined the effect of future implementation of this new standard on its financial statements.

Bontan Corporation Inc.

Notes to Consolidated Financial Statements

(Canadian Dollars)

March 31, 2006 and 2005

16.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES – Recent Pronouncements - Continued

In March 2006, the FASB issued SFAS No. 156, “Accounting for Servicing of Financial Assets” (“SFAS 156”). SFAS 156 addresses the accounting for recognized servicing assets and servicing liabilities related to certain transfers of the servicer’s financial assets and for acquisitions or assumptions of obligations to service financial assets that do not relate to the financial assets of the servicer and its related parties. SFAS 156 requires that all recognized servicing assets and servicing liabilities are initially measured at fair value, and subsequently measured at either fair value or by applying an amortization method for each class of recognized servicing assets and servicing liabilities. SFAS 156 is effective in fiscal years beginning after September 15, 2006. The adoption of SFAS 156 is not expected to have a material impact on our consolidated financial statements.

In July 2006, FASB issued FIN 48 “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” FIN 48 seeks to reduce the significant diversity in practice associated with financial statement recognition and measurement in accounting for income taxes. FIN 48 is effective in fiscal years beginning after December 15, 2006.

The Company has not yet determined the effect of future implementation of this new interpretation on its financial statements.

17.  SIGNIFICANT POST BALANCE SHEET EVENTS

The following is a summary of key corporate changes and other significant events that occurred subsequent to March 31, 2006:

The private placement of 10.4 million Units announced on February 24, 2006 as explained in Note 6(b)(i) was completed on April 16, 2006. 4.5 million Units were subscribed and paid for subsequent to the balance sheet date.

18.

PRESENTATION

Certain prior year’s amounts have been reclassified to conform to current presentation.